

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Jie (James) Zheng
Chief Executive Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive,
P.O. Box 2681,
Grand Cayman, KY1-1111,
Cayman Islands

> **Re: Amer Sports, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 15, 2024**
> **CIK No. 0001988894**

Dear Jie (James) Zheng:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Roshni Banker Cariello